FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                         For the month of May, 2005


                          GRANITE MORTGAGES 04-1 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)

                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)

                        GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                                 69 Park Lane,
                           Croydon CR9 1TQ, England
                   (Address of principal executive offices)


      Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F.....X....  Form 40-F.............

      Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes............      No.......X...........

                                 SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

                                     GRANITE MORTGAGES 04-1 PLC

                                     By:  L.D.C. Securitisation Director No. 1


                                     By: /s/ Sharon Tyson
                                         --------------------------------------
                                     Name:  Sharon Tyson
                                     Title: Director


Date:  July 14, 2005

                                     GRANITE FINANCE FUNDING LIMITED


                                     By: /s/ Jonathan David Rigby
                                         --------------------------------------
                                     Name:  Jonathan David Rigby
                                     Title: Director


Date:  July 14, 2005

                                     GRANITE FINANCE TRUSTEES LIMITED


                                     By: /s/ Daniel Le Blancq
                                         --------------------------------------
                                     Name:  Daniel Le Blancq
                                     Title: Director


Date:  July 14, 2005

INVESTORS' MONTHLY REPORT
-------------------------

GRANITE MORTGAGES 04-1 PLC
--------------------------

Monthly Report re: Granite Mortgages 01-1 Plc, Granite Mortgages 01-2 Plc, Granite Mortgages 02-1 Plc Granite Mortgages 02-2 Plc, Granite Mortgages 03-1 Plc, Granite Mortgages 03-2 Plc, Granite Mortgages 03-3 Plc Granite Finance Trustees Limited, Granite Mortgages 04-2 Plc, Granite Mortgages 04-3 Plc, Granite Master Issuer Plc, Granite Finance Funding Limited and Granite Finance Funding 2 Limited Period 1 May 2005 - 30 May 2005

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.


Mortgage Loans
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Number of Mortgage Loans in Pool                         319,549

Current Balance - Trust Mortgage Assets            (GBP)30,055,265,253

Current Balance - Trust Cash and other Assets      (GBP)1,541,513,562

Last Months Closing Trust Assets                   (GBP)32,841,418,990

Funding share                                      (GBP)18,607,050,762

Funding 2 share                                    (GBP)8,237,517,977

Funding and Funding 2 share                        (GBP)26,844,568,739

Funding and Funding 2 Share Percentage                   84.96%

Seller Share*                                      (GBP)4,752,210,076

Seller Share Percentage                                  15.04%

Minimum Seller Share (Amount)*                     (GBP)1,962,886,398

Minimum Seller Share (% of Total)                         6.21%

Excess Spread last quarter annualised (% of Total)        0.45%
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* Please see the Additional Notes to the Investor Reports

Arrears Analysis of Non Repossessed Mortgage Loans

------------------------------------------------------------------------------
                    Number     Principal (GBP)   Arrears (GBP)  By Principal (%)

< 1 Month           313,877    29,511,869,773        0            98.19%

> = 1 < 3 Months     4,713       457,511,699     4,074,877         1.52%

> = 3 < 6 Months      750        69,506,259      1,563,607         0.23%

> = 6 < 9 Months      191        14,941,786       616,366          0.05%

> = 9 < 12 Months     15          1,234,552       73,726           0.00%

> = 12 Months          3           201,184        26,383           0.00%

Total               319,549    30,055,265,253    6,354,959       100.00%
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


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Properties in Possession

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                              Number     Principal (GBP)   Arrears (GBP)

Total (since inception)         451        31,104,592        1,527,244
------------------------------------------------------------------------------

------------------------------------------------------------------------------
Properties in Possession                                   168

Number Brought Forward                                     102

Repossessed (Current Month)                                66

Sold (since inception)                                     283

Sold (current month)                                       41

Sale Price / Last Loan Valuation                          1.05

Average Time from Possession to Sale (days)                134

Average Arrears at Sale                                (GBP)3,130

Average Principal Loss (Since inception)*               (GBP)331

Average Principal Loss (current month)**               (GBP)1,302

MIG Claims Submitted                                        7

MIG Claims Outstanding                                      0

Average Time from Claim to Payment                         41
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*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month

Substitution
------------------------------------------------------------------------------
                                             Number         Principal (GBP)

Substituted this period                        0                (GBP)0

Substituted to date (since 26 March 2001)    631,014     (GBP)56,601,148,674
------------------------------------------------------------------------------

CPR Analysis

------------------------------------------------------------------------------
                                                        % of CPR

Current Month % of CPR - Removals*                       51.90%

Previous Month % of CPR - Removals*                      60.70%

Current Month % of CPR - Non-Removals**                  48.10%

Previous Month % of CPR - Non-Removals**                 39.30%
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*Removals are loans that Northern Rock has repurchased from the Trust (e.g.
Further Advances and Product Switches)
**Non-Removals are scheduled repayments, overpayments and redemptions

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                                             Monthly   Annualised

Current Month CPR Rate - Total                4.85%      44.95%

Previous Month CPR Rate - Total               4.91%      45.31%
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Weighted Average Seasoning (by value) Months              23.81

Weighted Average Remaining Term (by value) Years          20.81

Average Loan Size                                      (GBP)94,055

Weighted Average LTV (by value)                          75.18%

Weighted Average Indexed LTV (by value)                  68.11%

Non Verified (by value)                                  41.10%
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Product Breakdown

------------------------------------------------------------------------------
Fixed Rate (by balance)                                  50.56%

Together (by balance)                                    22.21%

Capped (by balance)                                       0.56%

Variable (by balance)                                    23.07%

Tracker (by balance)                                      3.60%

Total                                                    100.0%
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

Geographic Analysis

------------------------------------------------------------------------------
                           Number       % of Total    Value (GBP) % of Total

East Anglia                 6,303          1.97%       599,551,298    1.99%

East Midlands              22,436          7.02%      1,914,126,232   6.37%

Greater London             38,353         12.00%      5,852,521,657  19.47%

North                      33,677         10.54%      2,097,072,321   6.98%

North West                 42,572         13.32%      3,246,181,283  10.80%

Scotland                   41,830         13.09%      2,867,210,248   9.54%

South East                 47,241         14.78%      6,061,773,040  20.17%

South West                 20,430          6.39%      2,161,097,434   7.19%

Wales                      13,193          4.13%      1,007,909,429   3.35%

West Midlands              20,903          6.54%      1,859,534,455   6.19%

Yorkshire                  32,611         10.21%      2,388,287,857   7.95%

Total                      319,549         100%      30,055,265,253   100%
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LTV Levels Breakdown

------------------------------------------------------------------------------
                                          Number      Value (GBP)  % of Total

0% < 25%                                  11,695       452,618,246    1.51%

> = 25% < 50%                             38,613      2,915,864,771   9.70%

> = 50% < 55%                             12,237      1,122,724,236   3.74%

> = 55% < 60%                             13,281      1,286,805,976   4.28%

> = 60% < 65%                             15,381      1,572,868,311   5.23%

> = 65% < 70%                             18,691      1,917,212,530   6.38%

> = 70% < 75%                             24,375      2,552,877,900   8.49%

> = 75% < 80%                             24,639      2,841,291,777   9.45%

> = 80% < 85%                             40,479      4,464,927,503  14.86%

> = 85% < 90%                             38,384      3,886,169,597  12.93%

> = 90% < 95%                             57,890      4,938,384,652  16.43%

> = 95% < 100%                            23,325      2,062,896,180   6.86%

> = 100%                                    559        40,623,573     0.14%

Total                                     319,549    30,055,265,253  100.0%
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Repayment Method

------------------------------------------------------------------------------
                                         Number       Value (GBP)   % of Total

Endowment                                22,617      1,737,826,424    5.78%

Interest Only                            57,192      8,338,496,627   27.74%

Pension Policy                             548        55,400,724      0.18%

Personal Equity Plan                       983        73,417,509      0.24%

Repayment                                238,209    19,850,123,968   66.05%

Total                                    319,549    30,055,265,253   100.00%
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Employment Status

------------------------------------------------------------------------------
                                         Number      Value (GBP)    % of Total

Full Time                                278,206   24,660,263,930    82.05%

Part Time                                 4,150      271,054,838      0.90%

Retired                                    447       14,001,056       0.05%

Self Employed                            33,656     4,955,774,062    16.49%

Other                                     3,090      154,171,367      0.51%

Total                                    319,549    30,055,265,253   100.00%
------------------------------------------------------------------------------

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NR Current Existing Borrowers' SVR                        6.84%

Effective Date of Change                            1 September 2004
------------------------------------------------------------------------------

Notes Granite Mortgages 04-1 plc
------------------------------------------------------------------------------
                      Outstanding          Rating       Reference      Margin
                                      Moodys/S&P/Fitch    Rate

Series 1

A1                        $0            P-1/A-1+/F1+       N/A       -0.04%

A2                   $925,000,000        Aaa/AAA/AAA      3.12%       0.07%

B                    $52,000,000          Aa3/AA/AA       3.26%       0.21%

M                    $72,000,000           A2/A/A         3.46%       0.41%

C                    $108,000,000       Baa2/BBB/BBB      3.95%       0.90%

Series 2

A1                  $1,185,000,000       Aaa/AAA/AAA      3.21%       0.16%

A2                 (euro)900,000,000     Aaa/AAA/AAA      2.30%       0.16%

B                  (euro)91,000,000       Aa3/AA/AA       2.48%       0.34%

M                  (euro)45,000,000        A2/A/A         2.71%       0.57%

C                  (euro)60,000,000     Baa2/BBB/BBB      3.21%       1.07%

Series 3

A                  (GBP)600,000,000      Aaa/AAA/AAA      5.15%       0.16%

B                   (GBP)23,000,000       Aa3/AA/AA       5.33%       0.34%

M                   (GBP)10,000,000        A2/A/A         5.56%       0.57%

C                   (GBP)20,000,000     Baa2/BBB/BBB      6.06%       1.07%
------------------------------------------------------------------------------

Credit Enhancement

------------------------------------------------------------------------------
                                                        % of Notes Outstanding

Class B and M Notes ((GBP) Equivalent)        (GBP)194,305,490          7.24%

Class C Notes ((GBP) Equivalent)              (GBP)120,180,421          4.48%
------------------------------------------------------------------------------

------------------------------------------------------------------------------
                                                            % of Funding Share

Class B and M Notes ((GBP) Equivalent)        (GBP)194,305,490          1.04%

Class C Notes ((GBP) Equivalent)              (GBP)120,180,421          0.65%
------------------------------------------------------------------------------


------------------------------------------------------------------------------
Granite Mortgages 04-1 Reserve Fund Requirement  (GBP)60,000,000        0.32%

Balance Brought Forward                          (GBP)60,000,000        0.32%

Drawings this Period                                 (GBP)0             0.00%

Excess Spread this Period                        (GBP)4,976,223         0.03%

Funding Reserve Fund Top-up this Period*         -(GBP)5,310,700       -0.03%

Current Balance                                  (GBP)59,665,523        0.32%
------------------------------------------------------------------------------


------------------------------------------------------------------------------
Funding Reserve Balance                          (GBP)69,609,984        0.37%

Funding Reserve %                                        1.0%              NA
------------------------------------------------------------------------------

*Top-ups only occur at the end of each quarter.

Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom

A arrears trigger event will occur if the outstanding principal balance of 90+ day arrears in the trust exceed 2%. In the event of an arrears trigger the Granite Mortgages 04-2 issuer reserve fund will step up to 1.415%, the Granite 04-3 issuer reserve fund will step up to 1.38% and the Funding 2 reserve fund required amount increases by (GBP)5 million. This trigger event is curable.

A issuer non call trigger event will occur if any of the issuers are not called on their step up and call dates. In the event of an issuer non call trigger the Granite Mortgages 04-2 issuer reserve fund target will step up by 0.275%, the Granite Mortgages 04-3 issuer reserve fund target by 0.27%, the funding reserve target will step up by 0.10% and the funding 2 reserve fund required amount increases by (GBP)5 million. If the breach is rectified only the funding 2 reserve fund required amount will reduce to its original target.

A accelerated controlled amortisation trigger will occur if any of the issuers are not called on their step up and call dates. In the event of an accelerated controlled amortisation trigger all Granite Mortgages 04-2 & 04-3 tranches become pass through securities.